SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 25, 2005.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.

                                           (Registrant)


                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:  Ilan Pacholder
                                           Title:  Corporate Secretary


Dated:  August 25, 2005

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                                  EXHIBIT INDEX



    EXHIBIT NO.            DESCRIPTION

    1.                     Press release dated August 25, 2005.

                                                                       EXHIBIT 1


              ELBIT SYSTEMS COMPLETES SECOND STAGE OF PURCHASE OF
                         TADIRAN COMMUNICATIONS' SHARES

  ELBIT SYSTEMS REACHED HOLDINGS OF APPROXIMATELY 26% IN TADIRAN COMMUNICATIONS

        KOOR PURCHASED FROM FEDERMANN ENTERPRISES AN ADDITIONAL 2.45 % OF
                             ELBIT SYSTEMS' SHARES

         JOSEPH ACKERMAN APPOINTED AS CHAIRMAN OF TADIRAN COMMUNICATIONS

HAIFA, ISRAEL, AUGUST 25, 2005 ELBIT SYSTEMS LTD. (NASDAQ: ESLT), ("Elbit Systems") announced that it completed today the second stage of the transaction to purchase shares of Tadiran Communications Ltd. ("Tadiran Communications") from Koor Industries Ltd. ("Koor"). The second stage of the transaction was completed after all the conditions precedent for this stage were obtained.

According to the amended transaction agreements, which were approved by the Company's shareholders at an Extraordinary Shareholders Meeting held on August 23, 2005, as reported yesterday, Elbit Systems purchased from Koor, in this stage, 5% of the share equity of Tadiran Communications. Including the shares previously purchased by Elbit Systems in the transaction's first stage and on the stock market, Elbit Systems now holds approximately 26% of Tadiran Communications' shares.

Also, today, Koor completed the purchase of an additional approximately 2.45% of Elbit Systems' share equity from the Federmann Group, bringing Koor's total holdings in Elbit Systems to approximately 7.8%.

In conjunction with the above mentioned share purchases, Mr. Alon Domanis was appointed as a director to Tadiran Communications' board, and Mr. Israel (Izzy) Tapoohi was appointed as a director to Elbit Systems' board. Mr. Domanis and Mr. Tapoohi each respectively meet the applicable criteria for independent directors. In addition, Mr. Joseph Ackerman, Elbit Systems' President and CEO was appointed as Chairman of Tadiran Communications' board of directors.

Elbit Systems purchased Tadiran Communications shares from Koor in consideration for approximately $23 million. Koor purchased from the Federmann Group Elbit Systems' shares in consideration for approximately $25 million.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com



CONTACTS:

COMPANY CONTACT                              IR CONTACTS
Ilan Pacholder, Corporate Secretary and      Ehud Helft/Kenny Green
  VP Finance & Capital Markets
 ELBIT SYSTEMS LTD.                          GK INTERNATIONAL
Tel: 972-4 831-6632                          Tel: 1-866-704-6710
Fax: 972-4 831- 6659                         Fax: 972-3-607-4711
pacholder@elbit.co.il                        ehud@gk-biz.com
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                                             kenny@gk-biz.com
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STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE
FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.